UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF February 2014

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro 65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

RESOLUTION TO CALL

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Board of Directors of SK Telecom Co., Ltd. (the “Company”) has resolved to call the Annual General Meeting of Shareholders, to be held at the following time and place and the agenda of which shall be as follows:

1. Date / Time	March 21, 2014 10:00 AM (Seoul time)

2. Place	4th Floor, SK Telecom Boramae Building, Boramae-ro 5-Gil 1, Gwanak-gu, Seoul, Korea

3. Agenda

1.      Approval of Financial Statements for the 30th Fiscal Year

2.      Approval of Amendment to the Articles of Incorporation

3.      Approval of the Appointment of Directors as set forth in Item 3 of the Company’s agenda enclosed herewith

3.1    Election of an Executive Director (Ha, Sung-Min)

3.2    Election of an Independent Non-Executive Director (Chung, Jay-Young)

3.3    Election of an Independent Non-Executive Director (Lee, Jae-Hoon)

3.4    Election of an Independent Non-Executive Director (Ahn, Jae-Hyeon)

4.      Approval of the Appointment of a Member of the Audit Committee (Ahn, Jae-Hyeon)

5.      Approval of Ceiling Amount of the Remuneration for Directors

4. Date of the resolution by the Board of Directors	February 20, 2014

– Attendance of external directors	Present	5
	Absent	0
5. Other Noteworthy Matters	–

Documents relating to the Annual Meeting of Shareholders

1.	Approval of Financial Statements for the 30th Fiscal Year

SK TELECOM CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2013

(In millions of won)	December 31, 2013		December 31, 2012
Assets
Current Assets:
Cash and cash equivalents	￦	1,398,639	920,125
Short-term financial instruments		311,474	514,417
Short-term investment securities		106,068	60,127
Accounts receivable - trade, net		2,257,316	1,954,920
Short-term loans, net		79,395	84,908
Accounts receivable - other, net		643,603	582,098
Prepaid expenses		108,909	102,572
Derivative financial assets		10	9,656
Inventories, net		177,120	242,146
Assets classified as held for sale		3,667	775,556
Advanced payments and other		37,214	47,896

Total Current Assets		5,123,415	5,294,421

Non-Current Assets:
Long-term financial instruments		8,142	144
Long-term investment securities		968,527	953,712
Investments in associates and joint ventures		5,325,297	4,632,477
Property and equipment, net		10,196,607	9,712,719
Investment property, net		15,811	27,479
Goodwill		1,733,261	1,744,483
Intangible assets, net		2,750,782	2,689,658
Long-term loans, net		57,442	69,299
Long-term prepaid expenses		32,008	31,341
Guarantee deposits		249,600	236,242
Long-term derivative financial assets		41,712	52,992
Deferred tax assets		26,322	124,098
Other non-current assets		47,589	26,494

Total Non-Current Assets		21,453,100	20,301,138

Total Assets	￦	26,576,515	25,595,559

(In millions of won)	December 31, 2013		December 31, 2012
Liabilities and Equity
Current Liabilities:
Short-term borrowings	￦	260,000	600,245
Current portion of long-term debt, net		1,268,427	892,867
Accounts payable - trade		214,716	253,884
Accounts payable - other		1,864,024	1,811,038
Withholdings		728,936	717,170
Accrued expenses		988,193	890,863
Income tax payable		112,316	60,253
Unearned revenue		441,731	258,691
Derivative financial liabilities		21,171	—
Provisions		66,775	287,307
Advanced receipts and other		102,931	108,272
Liabilities classified as held for sale		—	294,305

Total Current Liabilities		6,069,220	6,174,895

Non-Current Liabilities:
Debentures, net, excluding current portion		4,905,579	4,979,220
Long-term borrowings, excluding current portion		104,808	369,237
Long-term payables - other		838,585	715,508
Long-term unearned revenue		50,894	160,821
Finance lease liabilities		3,867	22,036
Defined benefit obligation		74,201	86,521
Long-term derivative financial liabilities		103,168	63,599
Long-term provisions		28,106	106,561
Deferred tax liabilities		168,825	—
Other non-current liabilities		62,705	62,379

Total Non-Current Liabilities		6,340,738	6,565,882

Total Liabilities		12,409,958	12,740,777

Equity
Share capital		44,639	44,639
Capital deficit and other capital adjustments		317,508	(288,883)
Retained earnings		13,102,495	12,124,657
Reserves		(12,270)	(25,636)

Equity attributable to owners of the Parent Company		13,452,372	11,854,777
Non-controlling interests		714,185	1,000,005

Total Equity		14,166,557	12,854,782

Total Liabilities and Equity	￦	26,576,515	25,595,559

(In millions of won except for per share data)	2013		2012
Continuing operations
Operating revenue:
Revenue	￦	16,602,054	16,141,409
Operating expense:
Labor cost		1,561,358	1,267,928
Commissions paid		5,498,695	5,949,542
Depreciation and amortization		2,661,623	2,421,128
Network interconnection		1,043,733	1,057,145
Leased line		448,833	468,785
Advertising		394,066	384,353
Rent		443,639	422,388
Cost of products that have been resold		1,300,375	1,292,304
Other operating expenses		1,238,623	1,147,787

Sub-total		14,590,945	14,411,360

Operating income		2,011,109	1,730,049
Finance income		113,392	444,558
Finance costs		(571,203)	(638,285)
Gain (losses) related to investments in subsidiaries, associates and joint ventures, net		706,509	(24,560)
Other non-operating income		74,467	195,910
Other non-operating expenses		(507,173)	(188,304)

Profit before income tax		1,827,101	1,519,368
Income tax expense from continuing operations		400,797	288,207

Profit from continuing operations		1,426,304	1,231,161
Discontinued operation
Profit(loss) from discontinued operation, net of income taxes		183,245	(115,498)

Profit for the year	￦	1,609,549	1,115,663

Attributable to:
Owners of the Parent Company	￦	1,638,964	1,151,705
Non-controlling interests		(29,415)	(36,042)
Earnings per share
Basic earnings per share	￦	23,211	16,525

Diluted earnings per share	￦	23,211	16,141

Earnings per share - Continuing operations
Basic earnings per share	￦	20,708	18,015

Diluted earnings per share	￦	20,708	17,583

(In millions of won)	2013		2012
Profit for the year	￦	1,609,549	1,115,663
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurement of defined benefit obligations		5,946	(15,048)
Items that may be reclassified subsequently to profit or loss:
Net change in fair value of available-for-sale financial assets		2,009	(149,082)
Net change in other comprehensive income of investments in associates and joint ventures		3,034	(82,513)
Gains (losses) on valuation of derivatives		11,222	(23,361)
Foreign currency translation differences for foreign operations		(3,714)	(49,538)

		18,497	(319,542)

Total comprehensive income	￦	1,628,046	796,121

Total comprehensive income attributable to:
Owners of the Parent Company	￦	1,655,570	851,565
Non-controlling interests		(27,524)	(55,444)

	Controlling interest						Non-controlling interests	Total equity
(In millions of won)	Share capital		Capital deficit and other capital adjustments	Retained earnings	Reserves	Sub-total
Balance, January 1, 2012	￦	44,639	(285,347)	11,642,525	260,064	11,661,881	1,070,828	12,732,709
Cash dividends		—	—	(655,133)	—	(655,133)	(2,133)	(657,266)
Total comprehensive income
Profit (loss)		—	—	1,151,705	—	1,151,705	(36,042)	1,115,663
Other comprehensive loss		—	—	(14,440)	(285,700)	(300,140)	(19,402)	(319,542)
Changes in ownership in subsidiaries		—	(3,536)	—	—	(3,536)	(13,246)	(16,782)

Balance, December 31, 2012	￦	44,639	(288,883)	12,124,657	(25,636)	11,854,777	1,000,005	12,854,782

Balance, January 1, 2013	￦	44,639	(288,883)	12,124,657	(25,636)	11,854,777	1,000,005	12,854,782
Cash dividends		—	—	(655,946)	—	(655,946)	(2,242)	(658,188)
Total comprehensive income
Profit (loss)		—	—	1,638,964	—	1,638,964	(29,415)	1,609,549
Other comprehensive loss		—	—	3,240	13,366	16,606	1,891	18,497
Issuance of hybrid bond		—	398,518	—	—	398,518	—	398,518
Interest on hybrid bond		—	—	(8,420)	—	(8,420)	—	(8,420)
Treasury stock		—	271,536	—	—	271,536	—	271,536
Business combination under common control		—	(61,854)	—	—	(61,854)	—	(61,854)
Changes in ownership in subsidiaries		—	(1,809)	—	—	(1,809)	(256,054)	(257,863)

Balance, December 31, 2013	￦	44,639	317,508	13,102,495	(12,270)	13,452,372	714,185	14,166,557

(In millions of won)	2013		2012
Cash flows from operating activities:
Cash generated from operating activities
Profit for the year	￦	1,609,549	1,115,663
Adjustments for income and expenses		3,275,376	3,289,861
Changes in assets and liabilities related to operating activities		(969,870)	204,308

Sub-total		3,915,055	4,609,832
Interest received		64,078	88,711
Dividends received		10,197	27,732
Interest paid		(300,104)	(363,685)
Income tax paid		(130,656)	(362,926)

Net cash provided by operating activities		3,558,570	3,999,664

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net		186,425	464,531
Decrease in short-term investment securities, net		—	65,000
Collection of short-term loans		290,856	282,658
Proceeds from disposal of long-term financial instruments		16	23
Proceeds from disposal of long-term investment securities		287,777	511,417
Proceeds from disposal of investments in associates and joint ventures		43,249	1,518
Proceeds from disposal of property and equipment		12,579	271,122
Proceeds from disposal of investment property		—	43,093
Proceeds from disposal of intangible assets		2,256	21,048
Decrease in non-current assets held for sale		190,393	—
Collection of long-term loans		13,104	11,525
Decrease of deposits		8,509	41,785
Proceeds from disposal of other non-current assets		683	1,853
Proceeds from disposal of a subsidiary		215,939	89,002
Increase in cash due to acquisition of a subsidiary		—	26,651

Sub-total		1,251,786	1,831,226
Cash outflows for investing activities:
Increase in short-term investment securities, net		(45,032)	—
Increase in short-term loans		(279,926)	(245,465)
Increase in long-term loans		(4,050)	(3,464)
Increase in long-term financial instruments		(7,510)	(16)
Acquisition of long-term investment securities		(22,141)	(92,929)
Acquisition of investments in associates and joint ventures		(97,366)	(3,098,833)
Acquisition of property and equipment		(2,879,126)	(3,394,349)
Acquisition of investment property		—	(129)
Acquisition of intangible assets		(243,163)	(146,249)
Increase in asset held for sale		—	(51,831)
Increase in deposits		(83,314)	(43,534)
Increase in other non-current assets		(1,830)	(8,619)
Acquisition of business, net of cash acquired		(94,805)	(43,389)
Decrease in cash due to disposal of a subsidiary		—	(12,003)

Sub-total		(3,758,263)	(7,140,810)

Net cash used in investing activities	￦	(2,506,477)	(5,309,584)

(In millions of won)	2013		2012
Cash flows from financing activities:
Cash inflows from financing activities:
Issuance of debentures	￦	1,328,694	2,098,351
Proceeds from long-term borrowings		105,055	2,059,004
Issuance of hybrid bond		398,518	—
Cash inflows from transaction of derivatives		19,970	87,899

Sub-total		1,852,237	4,245,254
Cash outflows for financing activities:
Decrease in short-term borrowings, net		(340,245)	(61,401)
Repayment of current portion of long-term debt		(161,575)	(102,672)
Repayment of debentures		(771,976)	(1,145,691)
Repayment of long-term borrowings		(467,217)	(1,660,509)
Cash outflows from transaction of derivatives		—	(5,415)
Payment of finance lease liabilities		(20,342)	(20,794)
Payment of dividends		(655,946)	(655,133)
Decrease in cash from the consolidated capital transaction		(8,093)	(8,372)

Sub-total		(2,425,394)	(3,659,987)

Net cash provided by (used in) financing activities		(573,157)	585,267

Net increase (decrease) in cash and cash equivalents		478,936	(724,653)
Cash and cash equivalents at beginning of the year		920,125	1,650,794
Effects of exchange rate changes on cash and cash equivalents		(422)	(6,016)

Cash and cash equivalents at end of the year	￦	1,398,639	920,125

Reporting Entity

(1) General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications in Korea. The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2013, the Parent Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service	4,760,489	5.90
Institutional investors and other minority stockholders	45,812,395	56.73
Treasury stock	9,809,375	12.15

Total number of shares	80,745,711	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). SK Holdings Co, Ltd. is the ultimate controlling entity of the Parent Company because it has de facto control of the Parent Company. An entity is viewed to have de facto control when the balance of holdings is dispersed and the other shareholders have not organized their interests in such a way that they exercise more votes than the minority holder.

(2) List of subsidiaries

The list of subsidiaries as of December 31, 2013 and 2012 is as follows:

			Ownership (%)
Subsidiary	Location	Primary business	Dec. 31, 2013	Dec. 31, 2012
SK Telink Co., Ltd.	Korea	Telecommunication service	83.5	83.5
M& Service Co., Ltd.(*)	Korea	Data base and online information services	100.0	—
SK Communications Co., Ltd.	Korea	Internet website services	64.6	64.6
PAXNet Co., Ltd.(*)	Korea	Internet website services	—	59.7
Loen Entertainment, Inc.(*)	Korea	Release of music disc	—	67.6
Stonebridge Cinema Fund	Korea	Investment association	56.0	57.0
Commerce Planet Co., Ltd.	Korea	Online shopping mall operation agency	100.0	100.0
SK Broadband Co., Ltd.	Korea	Telecommunication services	50.6	50.6
Broadband Media Co., Ltd.(*)	Korea	Multimedia TV portal services	—	100.0
K-net Culture and Contents Venture Fund	Korea	Investment association	59.0	59.0
Fitech Focus Limited Partnership II	Korea	Investment association	66.7	66.7
Open Innovation Fund	Korea	Investment association	98.9	98.9
PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
Service Ace Co., Ltd.	Korea	Customer center management service	100.0	100.0

1.	Reporting Entity, Continued

(2) List of subsidiaries, Continued

			Ownership (%)
Subsidiary	Location	Primary business	Dec. 31, 2013	Dec. 31, 2012
Service Ace Co., Ltd.	Korea	Customer center management service	100.0	100.0
Service Top Co., Ltd.	Korea	Customer center management service	100.0	100.0
Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
BNCP Co., Ltd.	Korea	Internet website services	100.0	100.0
SK Planet Co., Ltd.	Korea	Telecommunication service and new media business	100.0	100.0
Madsmart, Inc.(*)	Korea	Application software production	—	100.0
SK Telecom China Holdings Co., Ltd.	China	Investment association	100.0	100.0
SKY Property Mgmt. Ltd.(*)	China	Real estate investment	—	60.0
Shenzhen E-eye High Tech Co., Ltd.	China	Manufacturing	65.5	65.5
SK Global Healthcare Business Group., Ltd.	China	Investment association	100.0	100.0
SK China Real Estate Co., Ltd.(*)	Hong Kong	Real estate investment	—	99.4
SK Planet Japan	Japan	Digital contents sourcing service	100.0	100.0
SKT Vietnam PTE. Ltd.	Singapore	Telecommunication service	73.3	73.3
SK Planet Global PTE. Ltd.	Singapore	Digital contents sourcing service	100.0	100.0
SKP GLOBAL HOLDINGS PTE. LTD.(*)	Singapore	Investment association	100.0	—
SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
YTK Investment Ltd.	Cayman	Investment association	100.0	100.0
Atlas Investment	Cayman	Investment association	100.0	100.0
Technology Innovation Partners, LP	Cayman	Investment association	100.0	100.0
SK Telecom China Fund I L.P.	Cayman	Investment association	100.0	100.0
Service Ace Co., Ltd.	Korea	Customer center management service	100.0	100.0

(*)	Changes in subsidiaries are explained in note 1-(4).

In accordance with the accounting policy relating to the scope of consolidation, small-sized subsidiaries including IM Shopping Inc. were excluded from the list of subsidiaries as the effects on the financial statements are not material considering both individual and overall quantitative and qualitative effects, although the Group has ownership interests of more than 50% on those subsidiaries.

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

Condensed financial information of subsidiaries as of and for the year ended December 31, 2013 is as follows:

(In millions of won) Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	252,475	125,807	126,668	433,276	16,024
M& Service Co., Ltd.(*1)		68,587	32,626	35,961	130,178	4,176
SK Communications Co., Ltd.		205,792	53,755	152,037	128,272	(41,893)
Stonebridge Cinema Fund		11,974	377	11,597	1	1,320
Commerce Planet Co., Ltd.		26,237	27,333	(1,096)	56,565	587
SK Broadband Co., Ltd.		3,044,349	1,916,721	1,127,628	2,539,366	12,306
K-net Culture and Contents Venture Fund		16,181	12	16,169	—	(16,595)
Fitech Focus Limited Partnership II		21,446	—	21,446	—	(1,179)
Open Innovation Fund		27,996	—	27,996	—	(15,408)
PS&Marketing Corporation		277,300	141,356	135,944	1,095,647	1,369
Service Ace Co., Ltd.		56,276	30,667	25,609	187,961	2,995
Service Top Co., Ltd.		48,369	30,634	17,735	159,364	3,484
Network O&S Co., Ltd.		56,677	32,353	24,324	198,664	2,060
BNCP Co., Ltd.		12,108	6,433	5,675	14,819	(9,019)
SK Planet Co., Ltd.		2,528,054	766,841	1,761,213	1,378,211	201,556
SK Telecom China Holdings Co., Ltd.		36,261	2,052	34,209	17,025	613
Shenzhen E-eye High Tech Co., Ltd.		17,894	1,841	16,053	7,703	(789)
SK Global Healthcare Business Group., Ltd.		27,625	—	27,625	—	831
SK Planet Japan		1,793	280	1,513	394	(1,635)
SKT Vietnam PTE. Ltd.		11,773	8,862	2,911	—	(28,086)
SK Planet Global PTE. Ltd.		697	149	548	331	(1,420)
SKP GLOBAL HOLDINGS PTE. LTD.(*1)		20,713	9	20,704	—	1,542
SKT Americas, Inc.		33,876	1,315	32,561	9,207	(6,544)
SKP America LLC.		22,399	12	22,387	—	—
YTK Investment Ltd.		42,118	—	42,118	—	(21,764)
Atlas Investment(*2)		40,218	101	40,117	—	(8,248)

(*1)	Changes in subsidiaries are explained in note 1-(4).
(*2)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

Condensed financial information of subsidiaries as of and for the year ended December 31, 2012 is as follows:

(In millions of won) Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	241,977	128,191	113,786	341,084	(74,951)
SK Communications Co., Ltd.		265,819	70,483	195,336	197,153	(35,334)
PAXNet Co., Ltd.		31,400	9,173	22,227	34,237	(156)
Loen Entertainment, Inc.		173,079	44,998	128,081	185,016	23,839
Stonebridge Cinema Fund		10,965	903	10,062	509	5,707
Commerce Planet Co., Ltd.		34,007	35,351	(1,344)	52,507	655
SK Broadband Co., Ltd.		3,035,657	1,656,923	1,378,734	2,486,317	26,412
Broadband media Co., Ltd.		50,574	320,727	(270,153)	90,602	(3,396)
K-net Culture and Contents Venture Fund		43,779	15	43,764	—	(1,778)
Fitech Focus Limited Partnership II		22,547	—	22,547	—	(3,934)
Open Innovation Fund		43,394	—	43,394	—	(788)
PS&Marketing Corporation		317,613	181,737	135,876	1,484,492	(9,662)
Service Ace Co., Ltd.		48,956	24,461	24,495	146,554	3,418
Service Top Co., Ltd.		43,332	25,963	17,369	133,705	4,198
Network O&S Co., Ltd.		165,818	140,853	24,965	377,909	7,970
BNCP Co., Ltd.		24,000	9,367	14,633	26,167	(2,463)
SK Planet Co., Ltd.		1,647,965	381,620	1,266,345	1,034,697	11,977
Madsmart, Inc.		1,591	724	867	635	(2,756)
SK Telecom China Holdings Co., Ltd.		35,233	1,782	33,451	25,755	(151)
SKY Property Mgmt. Ltd.(*1		773,413	294,305	479,108	70,808	10,390
Shenzhen E-eye High Tech Co., Ltd.		18,915	1,788	17,127	9,590	(1,068)
SK Global Healthcare Business Group., Ltd.		25,784	—	25,784	—	—
SK Planet Japan		47	4	43	—	(63)
SKT Vietnam PTE. Ltd.		38,331	7,904	30,427	990	(8)
SK Planet Global PTE. Ltd.		636	130	506	—	(526)
SKT Americas, Inc.		36,378	784	35,594	10,712	(10,837)
SKP America LLC.		6,669	2,431	4,238	109	(3,301)
YTK Investment Ltd.		64,036	—	64,036	—	—
Atlas Investment(*2)		51,065	205	50,860	—	(4,324)

(*1)	The financial information of Sky Property Mgmt. Ltd. includes the financial information of SK China Real Estate Co., Ltd., a subsidiary of Sky Property Mgmt. Ltd.
(*2)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

The list of subsidiaries that were newly included or excluded from consolidation during the year ended December 31, 2013 is as follows:

1)	Newly included subsidiaries

Subsidiary	Reason
M& Service Co., Ltd.	SK Planet Co., Ltd. acquired ownership interest in M& Service Co., Ltd.

SKP GLOBAL HOLDINGS PTE. LTD.	SK Planet Co., Ltd. invested in SKP GLOBAL HOLDINGS PTE. LTD.

2)	Excluded subsidiaries

Subsidiary	Reason
PAXNet Co., Ltd.	The Parent Company sold its investment during the year.

Broadband media Co., Ltd.	Merged into SK Broadband Co., Ltd. during the year.

Madsmart, Inc.	Merged into SK Planet Co., Ltd. during the year.

SKY Property Mgmt. Ltd.	The Parent Company sold its investment during the year.

SK China Real Estate Co., Ltd.	The Parent Company sold its investment during the year.

Loen Entertainment, Inc.	The Parent Company sold its investment during the year.

(5)	Significant non-controlling interests of the Group for the years ended December 31, 2013 and 2012 are as follows. There were no dividends paid the years ended December 31, 2013 and 2012 from subsidiaries of which non-controlling interests are significant.

	December 31, 2013
(In millions of won)	SK Communications Co., Ltd.		SK Broadband Co., Ltd.
Ownership of non-controlling interests (%)		35.4	49.4
Current assets	￦	108,100	533,597
Non-current assets		97,692	2,510,752
Current liabilities		(51,868)	(938,385)
Non-current liabilities		(1,887)	(978,336)
Net assets		152,037	1,127,628
Adjustment for fair value		—	113,478
Net assets of consolidated entities		152,037	1,241,106
Carrying amount of non-controlling interests		53,856	613,560
Revenue		128,272	2,539,366
Profit (loss) for the period		(41,893)	12,306
Amortization of adjustment for fair value		—	(30,977)
Loss of the consolidated entities		(41,893)	(18,671)
Total comprehensive loss		(43,318)	(13,059)
Loss attributable to non-controlling interests		(14,853)	(9,231)
Net cash provided by (used in) operating activities		(22,867)	440,036
Net cash provided by (used in) investing activities		41,788	(329,346)
Net cash provided by (used in) financing activities		19	(129,181)
Net increase in cash and cash equivalents		18,940	(18,491)

1.	Reporting Entity, Continued

(4) Changes in subsidiaries, Continued

	December 31, 2012
(In millions of won)	SK Communications Co., Ltd.		SK Broadband Co., Ltd.(*1)	SKY Property Mgmt. Ltd.(*2)
Ownership of non-controlling interests(%)		35.4	49.4	40.0
Current assets	￦	99,599	684,804	69,093
Non-current assets		166,220	2,394,352	704,319
Current liabilities		(64,811)	(907,000)	(51,068)
Non-current liabilities		(5,672)	(1,061,608)	(243,236)
Net assets		195,336	1,110,548	479,108
Adjustment for fair value		—	144,455	—
Net assets of consolidated entities		195,336	1,255,003	479,108
Carrying amount of non-controlling interests		69,222	621,055	195,907
Revenue	￦	197,153	2,492,160	70,808
Profit (loss) for the period		(35,334)	22,499	10,390
Amortization of adjustment for fair value		—	(72,192)	—
Profit (loss) of the consolidated entities		(35,334)	(49,693)	10,390
Total comprehensive Income (loss)		(36,785)	17,397	(23,948)
Profit (loss) attribute to non-controlling interests		(12,525)	(24,595)	4,156
Net cash provided by (used in) operating activities	￦	(14,925)	375,848	16,258
Net cash provided by (used in) Investing activities		5,319	(287,975)	(396)
Net cash provided by (used in) financing activities		92	(224,837)	(1,405)
Net increase (decrease) in cash and cash equivalents		(9,514)	(136,964)	14,457

(*1)	The financial information of SK Broadband Co., Ltd. includes the financial information of Broadband media Co., Ltd., a subsidiary of SK Broadband Co., Ltd.
(*2)	The financial information of Sky Property Mgmt. Ltd. includes the financial information of SK China Real Estate Co., Ltd., a subsidiary of Sky Property Mgmt. Ltd.

2.	Basis of Presentation

These consolidated financial statements were prepared in accordance with K-IFRS, as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

The consolidated financial statements were authorized for issue by the Board of Directors on February 6, 2013, which will be submitted for approval to the shareholders’ meeting to be held on March 21, 2014.

(1) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets and unrecognized past service costs

(2) Functional and presentation currency

Financial statements of Group entities within the Group are presented in functional currency and the currency of the primary economic environment in which each entity operates. Consolidated financial statements of the Group are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(3) Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

1) Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes: revenue, classification of investment property, and lease classification.

2) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: allowance for doubtful accounts, estimated useful lives of property and equipments, and intangible assets, impairment of goodwill, measurement of defined benefit obligation, utilization of tax losses, and commitments and contingencies.

2.	Basis of Presentation, Continued

(3) Use of estimates and judgments, Continued

3) Fair value measurement

The Group establishes fair value measurement policies and procedures as it’s accounting policies and disclosures require fair value measurements for majority of financial and non-financial assets and liabilities. Such policies and procedures include operation of valuation division, which is responsible for review of significant fair value measurements including fair value classified as level 3 in fair value hierarchy and the results are directly reported to the finance executive.

Valuation division regularly reviews unobservable significant inputs and valuation adjustments. If third party information such as prices available from an exchange, dealer, broker, industry group, pricing service or regulatory agency is used for fair value measurements, valuation division reviews whether the valuation based on third party information includes classification by levels within the fair value hierarchy and meets the requirements for the relevant standards.

The Group uses the best observable inputs in market when measuring fair values of assets or liabilities. Fair values are classified within fair value hierarchy based on inputs used in valuation method, as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data

(unobservable inputs)

Information about assumptions used for fair value measurements are included in the following notes: financial risk management.

(4) Common control transactions

SK Holdings Co, Ltd. (“the Ultimate Controlling Entity”) is the Ultimate Controlling Entity of the Parent Company because it has de facto control of the Parent Company. Accordingly, gains and losses from business acquisitions and dispositions involving entities that are under the control of the Ultimate Controlling Entity are accounted for as common control transactions within equity.

3.	Changes in Accounting Policies

The accounting policies have been applied consistently to all periods presented in these consolidated financial statements except for new standards, interpretations and amendments to existing standards mandatory for the Group for annual periods beginning on or after January 1, 2013 set out below.

•	K-IFRS No. 1110, ‘Consolidated Financial Statements’

•	K-IFRS No.1111, ‘Joint Arrangements’

•	K-IFRS No.1112, ‘Disclosure of Interests in Other Entities’

•	K-IFRS No. 1113, ‘Fair Value Measurement’

•	K-IFRS No. 1019, ‘Employee Benefits’

•	Amendments to K-IFRS No. 1001, ‘Presentation of Items of Other Comprehensive Income (“OCI”)’

•	Amendments to K-IFRS No. 1107, ‘Disclosure of offsetting financial assets and financial liabilities’

•	Amendments to K-IFRS No. 1036, ‘Disclosure of recoverable amount of non-financial assets’

(1) Subsidiaries

In accordance with the adoption of K-IFRS No.1110, ‘Consolidated Financial Statements’, accounting policy to determine whether an entity has control on an investee has been changed. The standard introduces new control model focusing on whether the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The Group remeasured control on investees as of January 1, 2013, initial adoption date, in accordance with the amendments and there have been no changes in subsidiaries.

(2) Joint arrangements

K-IFRS No.1111 classifies joint arrangements into two types - joint operations and joint ventures. The Group classified joint arrangements by evaluating structure of joint arrangements prior to the adoption of the standard, whereas the Group considers structure of joint arrangements, legal form of separate vehicle, condition of contractual agreements and other facts and circumstances.

The Group remeasured its involvements in joint arrangements and reclassified investment property in relation to joint controlling entities as joint ventures. In spite of this reclassification, there were no effects on the Group’s recognized assets, liabilities and comprehensive income in accordance with the reclassification as the Group consistently applied equity methods on investment property.

(3) Disclosure of interests in other entities

As described in note 1 and 11, the Group provides more detailed information on interests in subsidiaries and investees accounted for using the equity method in accordance with the amendments to K-IFRS 1112.

3.	Changes in Accounting Policies, Continued

(4) Fair value measurement

K-IFRS No. 1113 has amended to provide a single framework for fair value and information of fair value measurements when other standards requires or permits fair value measurements. The standard defines fair value as price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Group provides required disclosures in note 35 as the standard replaces disclosures relating to fair value measurements required by other standards including K-IFRS No. 1107, and requires additional disclosures. In accordance with K-IFRS No. 1113, the Group measured its assets and liabilities at fair value.

(5) Defined benefits pension plan

The Group changed its accounting policy for recognition of gains and losses relating to defined benefits pension plan in accordance with the amendments to K-IFRS No. 1019, ‘Employee Benefits’. The Group determines net interest costs for net defined benefits liabilities using the discount rates used for measurement of defined benefits obligation at the beginning of the reporting period and considers changes in net defined benefits liabilities due to the contributions and retirement benefits payments. Accordingly, net interests on net defined benefits liabilities consist of interest costs on defined benefits obligation interest income on plan assets and interests on the effects of limitation on assets recognition. Prior to the amendments, the Group determined interest income on plan assets based on the long-term expected return rate.

(6) Presentation of other comprehensive income items

In accordance with the amendments, the Group classifies other comprehensive income items by nature and presents as “items that will never be reclassified to profit or loss” and “items that are or may be reclassified to profit or loss.” Accordingly, consolidated statement of comprehensive income for the year ended December 31, 2012 presented for the comparative purposes, has been restated.

(7) Offsetting financial assets and liabilities

As described in note 35, the Group provides disclosures relating to offsetting financial assets and financial liabilities in accordance with the amendments to K-IFRS No. 1107’.

(8) Disclosure of recoverable amount of non-financial assets

The Group early adopted amendments to K-IFRS No. 1036. Accordingly, the Group additionally makes disclosures on requirements when impairment loss is recognized and recoverable amounts are based on net fair value.

4.	Significant Accounting Policies

The significant accounting policies applied by the Group in preparation of its consolidated financial statements in accordance with K-IFRSs are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements except for those as described in note 3.

Presentation and classification of certain items on the consolidated statements of comprehensive income for the year ended December 31, 2012, presented for the comparative purposes, have been modified by applying changes to the standards and classification method of other comprehensive income items and results of discontinued operations.

(1) Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has three reportable segments which consist of cellular services, fixed-line telecommunication services and others, as described in note 4. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

(2) Basis of consolidation

(i) Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Consideration transferred is generally measured at fair value, identical to the measurement of identifiable net assets acquired at fair value. If goodwill incurs as a result of business combination, the Group performs impairment test on an annual basis and recognizes gain from bargain purchases through profit or loss. Acquisition-related costs are expensed in the periods in which the costs are incurred and the services are received excluding costs to issue debt or equity securities recognized based on K-IFRS No. 1032 and 1039.

Consideration transferred does not include the amount settled in relation to the pre-existing relationship and the amount settled in relation to the pre-existing relationship is generally recognized through profit or loss.

Contingent consideration is measured at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. If contingent consideration is not classified as equity, the Group subsequently recognizes changes in fair value of contingent consideration and recognizes through profit or loss.

4.	Significant Accounting Policies, Continued

(2) Basis of consolidation, Continued

Entire or certain portion of market-based measure of replacement award for share-based payment transactions of the acquiree or the replacement of an acquiree’s share-based payment transactions with share-based payment transactions of the acquirer is included in measurement of contingent considerations. Portion of a replacement award that is part of the consideration transferred for the acquiree and the portion that is remuneration for post-combination service is determined by comparing market-based measure of the awards of acquire and replacement awards that is attributable to pre-combination service.

(ii) Non-controlling interests

The Group measure at the acquisition date components of non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the acquiree’s net assets.

Changes in a Controlling Company’s ownership interest in a subsidiary that do not result in the Controlling Company losing control of the subsidiary are accounted for as equity transactions.

(iii) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of an investee begins from the date the Group obtains control of the investee and cease when the Group loses control of the investee.

(iv) Loss of control

If the Group loses control of a subsidiary, the Group derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position and recognizes gain or loss associated with the loss of control attributable to the former controlling interest. Any investment retained in the former subsidiary is recognized at its fair value when control is lost.

(v) Interest in investees accounted for using the equity method

Interest in investees accounted for using the equity method composed of interest in associates and joint ventures. An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. A joint venture is a joint arrangement whereby the Group that has joint control of the arrangement have rights to the net assets of the arrangement.

The investment in an associate and a joint venture is initially recognized at cost including transaction costs and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate or the joint venture after the date of acquisition.

4.	Significant Accounting Policies, Continued

(2) Basis of consolidation, Continued

(vi) Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. The Group’s share of unrealized gain incurred from transactions with investees accounted for using the equity method are eliminated and unrealized loss are eliminated using the same basis if there are no evidence of asset impairments.

(vii) Business combinations under common control

The assets and liabilities acquired from the combination of entities or business under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from other capital adjustments.

(3) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments.

(4) Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory system is used to value inventories, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value and any difference is charged to current operations as operating expenses. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(5) Non-derivative financial assets

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Group recognizes financial assets in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

4.	Significant Accounting Policies, Continued

(i) Financial assets at fair value through profit or loss

A financial asset is classified as financial assets are classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(ii) Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method.

(iii) Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(iv) Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

(v) De-recognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(vi) Offsetting between financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

4.	Significant Accounting Policies, Continued

(6) Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(i) Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of income. The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

4.	Significant Accounting Policies, Continued

(6) Derivative financial instruments, including hedge accounting, Continued

(ii) Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met:

(a) the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;

(b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(c) the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(iii) Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

(7) Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset is impaired includes following loss events:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

4.	Significant Accounting Policies, Continued

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

(i)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses would be measured by using prices from any observable current market transactions. The Group can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account.

(ii)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses shall not be reversed.

(iii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale shall not be reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

(8) Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

4.	Significant Accounting Policies, Continued

(8) Property, plant and equipment, Continued

Subsequent to initial recognition, an item of property, plant and equipment shall be carried at its cost less any accumulated depreciation and any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Group’s property, plant and equipment are as follows:

Useful lives (years)
Buildings and structures	15 ~ 40
Machinery	3 ~ 15
Other property, plant and equipment (“Other PP&E”)	4 ~ 10

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(9) Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Group capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

4.	Significant Accounting Policies, Continued

(10) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Computer software	3, 5
Development costs and land use rights	5
Industrial rights	5, 10
Land use rights	20
Other	5 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

4.	Significant Accounting Policies, Continued

(11) Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

(i) Grants related to assets

Government grants whose primary condition is that the Group purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

(ii) Grants related to expense

Government grants which are intended to compensate the Group for expenses incurred are deducted from the related expenses.

(12) Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 15~40 years as estimated useful lives.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(13) Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

4.	Significant Accounting Policies, Continued

(13) Impairment of non-financial assets, Continued

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss if the carrying amount of an asset or a CGU exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(14) Leases

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i) Finance leases

At the commencement of the lease term, the Group recognizes as finance assets and finance liabilities in its consolidated statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Group reviews to determine whether the leased asset may be impaired.

4.	Significant Accounting Policies, Continued

(14) Leases, Continued

(ii) Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the period of the lease.

(iii) Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset) and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Group concludes for a financial lease that it is impracticable to separate the payments reliably, the Group recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability shall be reduced as payments are made and an imputed finance charge on the liability recognized using the purchaser’s incremental borrowing rate of interest.

(15) Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, ‘Impairment of Assets’.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

4.	Significant Accounting Policies, Continued

(16) Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

(i) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

(ii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(17) Employee benefits

(i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(ii) Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods. Any changes from remeasurements are recognized through profit or loss in the period in which they arise.

4.	Significant Accounting Policies, Continued

(17) Employee benefits, Continued

(iii) Retirement benefits: defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(iv) Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability comprise of actuarial gains and losses, the return on plan assets excluding amounts included in net interest on the net defined benefit liability, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability and recognized in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Group recognizes gain or loss on a settlement when the settlement of defined benefit plan occurs.

(v) Termination benefits

The Group recognizes a liability and expense for termination benefits at the earlier of the period when the Group can no longer withdraw the offer of those benefits and the period when the Group recognizes costs for a restructuring. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

4.	Significant Accounting Policies, Continued

(18) Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision shall be used only for expenditures for which the provision was originally recognized.

(19) Foreign currencies

(i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(ii) Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

4.	Significant Accounting Policies, Continued

(19) Foreign currencies, Continued

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

(20) Equity capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Group repurchases its share capital, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The profits or losses from the purchase, disposal, reissue, or retirement of treasury shares are not recognized as current profit or loss. If the Group acquires and retains treasury shares, the consideration paid or received is directly recognized in equity.

(21) Hybrid bond

The Group recognizes a financial instrument issued by the Group as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(22) Revenue

Revenue from the sale of goods, rendering of services or use of the Group assets is measured at the fair value of the consideration received or receivable. Returns, trade discounts and volume rebates are recognized as a reduction of revenue.

(i) Services

Revenue from cellular services consists of revenue from basic charges, voice charges, data charges, data-roaming services and interconnection charges. Such revenues are recognized as services are performed. Revenues received for the activation of service are deferred and recognized over the average customer retention period.

Revenue from fixed-line services includes domestic short and long distance charges, international phone connection charges, and broadband internet services. Such revenues are recognized as the related services are performed.

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

4.	Significant Accounting Policies, Continued

(22) Revenue, Continued

(ii) Goods sold

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(iii) Customer loyalty programmes

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The amount allocated to the award credits is estimated by reference to the fair value of the services to be provided with respect to the redeemable award credits. The fair value of the services to be provided with respect to the redeemable portion of the award credits granted to the customers in accordance with customer loyalty programmes is estimated taking into account the expected redemption rate and timing of the expected redemption. Considerations allocated to the award credits are deferred and revenue is recognized when the award credits are recovered and the Group performs its obligation to provide the service. The amount of revenue recognized is based on the relative size of the total award credits that are expected to be redeemed and the redeemed award credits in exchange for services.

(iv) Bundled arrangements

When the Group sells both handsets and wireless services to subscribers, the Group recognizes these transactions separately as sales for handset sales and wireless telecommunication services.

(23) Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized in profit or loss using the effective interest rate method.

(24) Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

4.	Significant Accounting Policies, Continued

(24) Income taxes, Continued

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii) Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

4.	Significant Accounting Policies, Continued

(25) Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

(26) Discontinued operations

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. When an operation is classified as a discontinued operation, the comparative consolidated statement of comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative period.

(27) New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Group for annual periods beginning after January 1, 2013, and the Group has not early adopted them.

As of December 31, 2013, management is not able to evaluate the impact, if any, of applying these standards on its financial position and results of operations.

(i) K-IFRS No.1032, ‘Financial instruments: Presentation’

K-IFRS No. 1032, ‘Financial Instruments has been amended to clarify requirements for offsetting financial assets and financial liabilities by adding application guidance. The amendment is mandatorily effective for annual periods beginning on or after January 1, 2014.

SK TELECOM CO., LTD.

Separate Financial Statements

December 31, 2013

(In millions of won)	December 31, 2013		December 31, 2012
Assets
Current Assets:
Cash and cash equivalents	￦	448,459	256,577
Short-term financial instruments		166,000	179,300
Short-term investment securities		102,042	56,401
Accounts receivable - trade, net		1,513,138	1,407,206
Short-term loans, net		72,198	75,449
Accounts receivable - other, net		388,475	383,048
Prepaid expenses		82,837	76,016
Derivative financial assets		—	9,656
Inventories, net		24,596	15,995
Non-current assets held for sale		3,667	121,337
Advanced payments and other		16,370	8,714

Total Current Assets		2,817,782	2,589,699

Non-Current Assets:
Long-term financial instruments		7,569	69
Long-term investment securities		729,703	733,893
Investments in subsidiaries and associates		8,010,122	7,915,547
Property and equipment, net		7,459,986	7,119,090
Goodwill		1,306,236	1,306,236
Intangible assets, net		2,239,167	2,187,872
Long-term loans, net		39,925	49,672
Long-term prepaid expenses		23,007	21,582
Guarantee deposits		152,057	149,373
Long-term derivative financial assets		41,712	52,303
Deferred tax assets		—	123,723
Other non-current assets		153	443

Total Non-Current Assets		20,009,637	19,659,803

Total Assets	￦	22,827,419	22,249,502

(In millions of won)	December 31, 2013		December 31, 2012
Liabilities and Equity
Current Liabilities:
Short-term borrowings	￦	260,000	330,000
Current portion of long-term debt, net		829,503	713,072
Accounts payable - other		1,556,201	1,509,456
Withholdings		574,166	552,380
Accrued expenses		653,742	600,101
Income tax payable		104,564	52,267
Unearned revenue		178,569	252,298
Derivative financial liabilities		21,170	—
Provisions		66,559	286,819
Advanced receipts and other		43,599	46,693

Total Current Liabilities		4,288,073	4,343,086

Non-Current Liabilities:
Debentures, net, excluding current portion		4,014,777	3,992,111
Long-term borrowings, excluding current portion		85,125	348,333
Long-term payables - other		828,721	705,605
Long-term unearned revenue		50,894	160,820
Defined benefit obligation		22,886	34,951
Long-term derivative financial liabilities		100,210	63,599
Long-term provisions		19,537	99,355
Deferred tax liabilities		44,601	—
Other non-current liabilities		57,187	124,594

Total Non-Current Liabilities		5,223,938	5,529,368

Total Liabilities		9,512,011	9,872,454

Equity
Share capital		44,639	44,639
Capital deficit and other capital adjustments		433,894	(236,160)
Retained earnings		12,665,699	12,413,981
Reserves		171,176	154,588

Total Equity		13,315,408	12,377,048

Total Liabilities and Equity	￦	22,827,419	22,249,502

(In millions of won except for per share data)	2013		2012
Operating revenue:
Revenue	￦	12,860,379	12,332,719
Operating expense:
Labor cost		598,885	508,226
Commissions paid		5,333,869	5,576,763
Depreciation and amortization		2,006,896	1,724,707
Network interconnection		770,125	796,580
Leased line		412,217	431,522
Advertising		237,291	209,804
Rent		362,659	330,611
Cost of products that have been resold		399,810	295,757
Other operating expenses		768,943	783,361

Sub-total		10,890,695	10,657,331

Operating income		1,969,684	1,675,388
Finance income		81,197	381,930
Finance costs		(422,765)	(533,198)
Other non-operating income		47,618	161,756
Other non-operating expenses		(417,252)	(133,647)
Loss relating to investments in subsidiaries and associates		(37,685)	(5,510)

Profit before income tax		1,220,797	1,546,719
Income tax expense		310,640	303,952

Profit for the year	￦	910,157	1,242,767

Earnings per share
Basic earnings per share	￦	12,837	17,832

Diluted earnings per share	￦	12,837	17,406

(In millions of won)	2013		2012
Profit for the year	￦	910,157	1,242,767
Other comprehensive loss
Items that will not be reclassified to profit or loss:
Remeasurement of defined benefit obligations		5,927	(10,838)
Items that may be reclassified subsequently to profit or loss:
Net change in unrealized fair value of available-for-sale financial assets		4,795	(146,203)
Net change in unrealized fair value of derivatives		11,793	(19,703)

		22,515	(176,744)

Total comprehensive income	￦	932,672	1,066,023

(In millions of won)
	Capital surplus and other capital adjustments								Reserves	Total equity
	Share capital		Paid-in surplus	Treasury stock	Loss on disposal of treasury stock	Hybrid bond	Other	Retained earnings
Balance, January 1, 2012	￦	44,639	2,915,887	(2,410,451)	(18,855)	—	(722,597)	11,837,185	320,494	11,966,302
Cash dividends		—	—	—	—	—	—	(655,133)	—	(655,133)
Transfer of business		—	—	—	—	—	(144)	—	—	(144)
Total comprehensive income						—		—	—	—
Profit for the period		—	—	—	—	—	—	1,242,767	—	1,242,767
Other comprehensive loss		—	—	—	—	—	—	(10,838)	(165,906)	(176,744)

Balance, December 31, 2012	￦	44,639	2,915,887	(2,410,451)	(18,855)	—	(722,741)	12,413,981	154,588	12,377,048

Balance, January 1, 2013	￦	44,639	2,915,887	(2,410,451)	(18,855)	—	(722,741)	12,413,981	154,588	12,377,048
Cash dividends		—	—	—	—	—	—	(655,946)	—	(655,946)
Issuance of hybrid bond		—	—	—	—	398,518	—	—	—	398,518
Interest on hybrid bond		—	—	—	—	—	—	(8,420)	—	(8,420)
Treasury stock		—	—	270,768	768	—	—	—	—	271,536
Total comprehensive income
Profit for the period		—	—	—	—	—	—	910,157	—	910,157
Other comprehensive loss		—	—	—	—	—	—	5,927	16,588	22,515

Balance, December 31, 2013	￦	44,639	2,915,887	(2,139,683)	(18,087)	398,518	(722,741)	12,665,699	171,176	13,315,408

(In millions of won)	2013		2012
Cash flows from operating activities:
Cash generated from operating activities
Profit for the year	￦	910,157	1,242,767
Adjustments for income and expenses		3,120,427	2,249,241
Changes in assets and liabilities related to operating activities		(714,862)	176,712

Sub-total		3,315,722	3,668,720
Interest received		29,695	45,748
Dividends received		20,641	30,567
Interest paid		(246,632)	(265,355)
Income tax paid		(96,953)	(318,164)

Net cash provided by operating activities		3,022,473	3,161,516

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term investment securities, net		—	35,416
Decrease in short-term financial instruments, net		13,300	455,700
Collection of short-term loans		279,815	273,147
Proceeds from disposal of long-term investment securities		29,762	449,720
Proceeds from disposal of investments in subsidiaries and associates		1,808	88,602
Proceeds from disposal of investment property		—	61,186
Proceeds from disposal of property and equipment		3,148	187,560
Proceeds from disposal of intangible assets		965	2,811
Proceeds from disposal of non-current assets held for sale		190,393	—
Collection of long-term loans		11,727	10,689
Proceeds from disposal of other non-current assets		290	644

Sub-total		531,208	1,565,475
Cash outflows for investing activities:
Increase in short-term financial instruments, net		(45,031)	—
Increase in short-term loans		(275,913)	(243,494)
Increase in long-term financial instruments		(7,500)	—
Acquisition of long-term investment securities		(9,313)	(4,425)
Acquisition of investments in subsidiaries and associates		(206,791)	(3,131,483)
Acquisition of property and equipment		(2,201,354)	(2,883,630)
Acquisition of intangible assets		(179,069)	(72,328)
Increase in long-term loans		—	(22)
Cash outflows from transfer of business		—	(3,387)
Increase in other non-current assets		—	(328)

Sub-total		(2,924,971)	(6,339,097)

Net cash used in investing activities		(2,393,763)	(4,773,622)

(In millions of won)	2013		2012
Cash flows from financing activities:
Cash inflows from financing activities:
Increase in short-term borrowings, net	￦	—	330,000
Proceeds from long-term borrowings		96,455	1,986,800
Issuance of hybrid bond		398,518	—
Issuance of debentures		1,014,859	1,530,714
Cash inflows from transaction of derivatives		20,026	86,537

Sub-total		1,529,858	3,934,051
Cash outflows for financing activities:
Decrease in short-term borrowings, net		(70,000)	—
Repayment of long-term borrowings		(457,110)	(1,650,000)
Repayment of current portion of long-term debt		(161,575)	(92,158)
Repayment of debentures		(621,976)	(558,184)
Payment of dividends		(655,946)	(655,133)
Cash outflows from transaction of derivatives		—	(5,415)

Sub-total		(1,966,607)	(2,960,890)

Net cash provided by (used in) financing activities		(436,749)	973,161

Net increase (decrease) in cash and cash equivalents		191,961	(638,945)
Cash and cash equivalents at beginning of the year		256,577	895,558
Effects of exchange rate changes on cash and cash equivalents		(79)	(36)

Cash and cash equivalents at end of the year	￦	448,459	256,577

Date of appropriation for 2013: March 21, 2014

Date of appropriation for 2012: March 22, 2013

(In millions of won)
	2013		2012
Unappropriated retained earnings:
Unappropriated retained earnings	￦	3,018	1,989
Remeasurement of defined benefit obligations		5,927	(10,838)
Interim dividends - ￦1,000 per share, 200% on par value		(70,508)	(69,695)
Interest on hybrid bond		(8,420)	—
Profit		910,157	1,242,767

		840,174	1,164,223

Transfer from voluntary reserves:
Reserve for research and manpower development		64,233	64,233

Appropriation of retained earnings:
Reserve for research and manpower development		60,000	—
Reserve for business expansion		100,000	270,000
Reserve for technology development		145,000	370,000
Cash dividends – ￦8,400 per share, 1,680% on par value		595,865	585,438

		900,865	1,225,438

Unappropriated retained earnings to be carried over to subsequent year	￦	3,542	3,018

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications in Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2013, the Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service	4,760,489	5.90
Institutional investors and other minority stockholders	45,812,395	56.73
Treasury stock	9,809,375	12.15

Total number of shares	80,745,711	100.00

2.	Basis of Presentation

(1) Statement of compliance

These separate financial statements were prepared in accordance with K-IFRS, as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, ‘Separate Financial Statements’ presented by a parent, an investor in an associate or a venturer in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issue by the Board of Directors on February 6, 2013, which will be submitted for approval to the shareholders’ meeting to be held on March 21, 2014.

(2) Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets and unrecognized past service costs

(3) Functional and presentation currency

These separate financial statements are presented in Korean won, which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

2.	Basis of Presentation, Continued

(4) Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

1) Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes: revenue, classification of investment property, and lease classification.

2) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: allowance for doubtful accounts, estimated useful lives of property and equipments, and intangible assets, impairment of goodwill, measurement of defined benefit obligation, utilization of tax losses, and commitments and contingencies.

3) Fair value measurement

The Company establishes fair value measurement policies and procedures as it’s accounting policies and disclosures require fair value measurements for majority of financial and non-financial assets and liabilities. Such policies and procedures include operation of valuation division, which is responsible for review of significant fair value measurements including fair value classified as level 3 in fair value hierarchy and the results are directly reported to the finance executive.

Valuation division regularly reviews unobservable significant inputs and valuation adjustments. If third party information such as prices available from an exchange, dealer, broker, industry group, pricing service or regulatory agency is used for fair value measurements, valuation division reviews whether the valuation based on third party information includes classification by levels within the fair value hierarchy and meets the requirements for the relevant standards.

The Company uses the best observable inputs in market when measuring fair values of assets or liabilities. Fair values are classified within fair value hierarchy based on inputs used in valuation method, as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data

(unobservable inputs)

Information about assumptions used for fair value measurements are included in the following notes: financial risk management.

3.	Changes in Accounting Policies

The accounting policies have been applied consistently to all periods presented in these separate financial statements except for new standards, interpretations and amendments to existing standards mandatory for the Company for annual periods beginning after January 1, 2013 set out below. .

•	K-IFRS No. 1113, ‘Fair Value Measurement’

•	K-IFRS No. 1019, ‘Employee Benefits’

•	Amendments to K-IFRS No. 1001, ‘Presentation of Items of Other Comprehensive Income (“OCI”)’

•	Amendments to K-IFRS No. 1107, ‘Disclosure of offsetting financial assets and financial liabilities’

•	Amendments to K-IFRS No. 1036, ‘Disclosure of recoverable amount of non-financial assets’

(1)	Fair value measurement

K-IFRS No. 1113 has amended to provide a single framework for fair value and information of fair value measurements when other standards requires or permits fair value measurements. The standard defines fair value as price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company provides required disclosures in note 31 as the standard replaces disclosures relating to fair value measurements required by other standards including K-IFRS No. 1107, and requires additional disclosures. In accordance with K-IFRS No. 1113, the Company measured its assets and liabilities at fair value.

(2)	Defined benefits pension plan

The Company changed its accounting policy for recognition of gains and losses relating to defined benefits pension plan in accordance with the amendments to K-IFRS No. 1019, ‘Employee Benefits’. The Company determines net interest costs for net defined benefits liabilities using the discount rates used for measurement of defined benefits obligation at the beginning of the reporting period and considers changes in net defined benefits liabilities due to the contributions and retirement benefits payments. Accordingly, net interests on net defined benefits liabilities consist of interest costs on defined benefits obligation interest income on plan assets and interests on the effects of limitation on assets recognition. Prior to the amendments, the Company determined interest income on plan assets based on the long-term expected return rate.

(3)	Presentation of other comprehensive income items

In accordance with the amendments, the Company classifies other comprehensive income items by nature and presents as “items that will never be reclassified to profit or loss” and “items that are or may be reclassified to profit or loss.” Accordingly, separate statement of comprehensive income for the year ended December 31, 2012 presented for the comparative purposes, has been restated.

(4)	Offsetting financial assets and liabilities

As described in note 31, the Company provides disclosures relating to offsetting financial assets and financial liabilities in accordance with the amendments to K-IFRS No. 1107’.

(5)	Disclosure of recoverable amount of non-financial assets

The Company early adopted amendments to K-IFRS No. 1036. Accordingly, the Company additionally makes disclosures on requirements when impairment loss is recognized and recoverable amounts are based on net fair value.

4.	Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its separate financial statements in accordance with K-IFRSs are included below. The accounting policies set out below have been applied consistently to all periods presented in these separate financial statements except for those as described in note 3.

Presentation and classification of certain items on the separate statements of comprehensive income for the year ended December 31, 2012, presented for the comparative purposes, have been modified by applying changes to the standards and classification method of other comprehensive income items.

(1) Operating segments

The Company presents disclosures relating to operating segments on its separate financial statements in accordance with K-IFRS No. 1108, ‘Operating Segments’ and such disclosures are not separately disclosed on these separate financial statements.

(2) Associates and jointly controlled entities in the separate financial statements

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027, ‘Consolidated and Separate Financial Statements’. The Company applied the cost method to investments in subsidiaries and associates in accordance with K-IFRS No. 1027. Dividends from a subsidiary or associate are recognized in profit or loss when the right to receive the dividend is established.

(3) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Company in the management of its short-term commitments.

(4) Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory systems is used to value inventories, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value and any difference is charged to current operations as operating expenses. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

4.	Significant Accounting Policies, Continued

(5) Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(i) Financial assets at fair value through profit or loss

A financial asset is classified as financial assets are classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(ii) Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method.

(iii) Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(iv) Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

4.	Significant Accounting Policies, Continued

(5) Non-derivative financial assets, Continued

(v) De-recognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(vi) Offsetting between financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(6) Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(i) Hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Company designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of income. The Company discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

4.	Significant Accounting Policies, Continued

(6) Derivative financial instruments, including hedge accounting, Continued

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

(ii)	Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met:

(a)	the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;

(b)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(c)	the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(iii)	Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

4.	Significant Accounting Policies, Continued

(7) Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset is impaired includes following loss events:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

(i) Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses would be measured by using prices from any observable current market transactions. The Company can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account.

4.	Significant Accounting Policies, Continued

(7) Impairment of financial assets, Continued

(ii) Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses shall not be reversed.

(iii) Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale shall not be reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

(8) Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent to initial recognition, an item of property, plant and equipment shall be carried at its cost less any accumulated depreciation and any accumulated impairment losses.

4.	Significant Accounting Policies, Continued

(8) Property, plant and equipment, Continued

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Company’s property, plant and equipment are as follows:

Useful lives (years)
Buildings and structures	15, 30
Machinery	3 ~ 6
Other property, plant and equipment (“Other PP&E”)	4 ~ 10

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(9) Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

4.	Significant Accounting Policies, Continued

(10) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

The estimated useful lives of the Company’s intangible assets are as follows:

Useful lives (years)
Computer software	3, 5
Development costs and land use rights	5
Industrial rights	5, 10
Land use rights	20
Other	5 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

4.	Significant Accounting Policies, Continued

(11) Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

(i) Grants related to assets

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

(ii) Grants related to expense

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

(12) Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 30 years as estimated useful lives.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(13) Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

4.	Significant Accounting Policies, Continued

(13) Impairment of non-financial assets, Continued

The Company estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss if the carrying amount of an asset or a CGU exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(14) Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i) Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities in its separate statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Company reviews to determine whether the leased asset may be impaired.

4.	Significant Accounting Policies, Continued

(14) Leases, Continued

(ii) Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the period of the lease.

(iii) Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset) and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Company concludes for a financial lease that it is impracticable to separate the payments reliably, the Company recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability shall be reduced as payments are made and an imputed finance charge on the liability recognized using the purchaser’s incremental borrowing rate of interest.

(15) Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. The Company recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, ‘Impairment of Assets’.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

4.	Significant Accounting Policies, Continued

(16) Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

(i) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

(ii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes a financial liability from the separate statements of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(17) Employee benefits

(i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(ii) Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods. Any changes from remeasurements are recognized through profit or loss in the period in which they arise.

4.	Significant Accounting Policies, Continued

(17) Employee benefits, Continued

(iii) Retirement benefits: defined contribution plans

When an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(iv) Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability comprise of actuarial gains and losses, the return on plan assets excluding amounts included in net interest on the net defined benefit liability, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability and recognized in other comprehensive income. The Company determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Company recognizes gain or loss on a settlement when the settlement of defined benefit plan occurs.

4.	Significant Accounting Policies, Continued

(18) Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision shall be used only for expenditures for which the provision was originally recognized.

(19) Foreign currencies

Transactions in foreign currencies are translated to the respective functional currencies of Company entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(20) Equity capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its share capital, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The profits or losses from the purchase, disposal, reissue, or retirement of treasury shares are not recognized as current profit or loss. If the Company acquires and retains treasury shares, the consideration paid or received is directly recognized in equity.

4.	Significant Accounting Policies, Continued

(21) Hybrid bond

The Company recognizes a financial instrument issued by the Company as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(22) Revenue

Revenue from the sale of goods, rendering of services or use of assets is measured at the fair value of the consideration received or receivable. Returns, trade discounts and volume rebates, and are recognized as a reduction of revenue.

(i) Services

Revenue from cellular services consists of revenue from basic charges, voice charges, data charges, data-roaming services and interconnection charges. Such revenues are recognized as services are performed. Revenues received for the activation of service are deferred and recognized over the average customer retention period.

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

(22) Revenue, Continued

(ii) Goods sold

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

When two or more revenue generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of account is accounted for separately. The allocation of consideration from a revenue arrangement to its separate units of account is based on the relative fair values of each unit.

(iii) Customer loyalty programmes

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The amount allocated to the award credits is estimated by reference to the fair value of the services to be provided with respect to the redeemable award credits. The fair value of the services to be provided with respect to the redeemable portion of the award credits granted to the customers in accordance with customer loyalty programmes is estimated taking into account the expected redemption rate and timing of the expected redemption.Considerations allocated to the award credits are deferred and revenue is recognized when the award credits are recovered and the Company performs its obligation to provide the service. The amount of revenue recognized is based on the relative size of the total award credits that are expected to be redeemed and the redeemed award credits in exchange for services.

4.	Significant Accounting Policies, Continued

(23) Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized in profit or loss using the effective interest rate method.

(24) Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii) Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

4.	Significant Accounting Policies, Continued

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

If there are any additional income tax expense incurred in accordance with dividend payments, such income tax expense is recognized when liabilities relating to the dividend payments are recognized.

(25) Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

(26) New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning after January 1, 2012, and the Company has not early adopted them.

As of December 31, 2013, management is not able to evaluate the impact, if any, of applying these standards on its financial position and results of operations.

(i) K-IFRS No.1032, ‘Financial instruments: Presentation’

K-IFRS No. 1032, ‘Financial Instruments has been amended to clarify requirements for offsetting financial assets and financial liabilities by adding application guidance. The amendment is mandatorily effective for annual periods beginning on or after January 1, 2014.

Disclaimer:

The consolidated and separate financial statements [and the respective accompanying notes] included above have not yet been audited and remain subject to the audit process of the Company’s independent auditors. For the Company’s audited consolidated and separate financial statements as of and for the years ended December 31, 2012 and 2013 and the respective accompanying notes, please refer to the Company’s future filings with the U.S. Securities and Exchange Commission, including its annual report to be filed on Form 20-F and the Company’s annual business report to be furnished on Form 6-K.

2.	Approval of Amendments to the Articles of Incorporation

The proposed amendments are as follows:

Current	Proposed Amendment	Remarks
Article 4. Method of Public Notice Public notices by the Company shall be given by publication in “Hankuk Kyungje Shinmoon”, a daily newspaper published in Seoul (amended on July 7, 1994).

Article 4. Method of Public Notice

————————————————————————-on the Company’s Internet homepage (http://www.sktelecom.com). However, if public notices cannot be given on such homepage due to network failure or other inevitable reasons, they shall be given by publication in “Hankuk Kyungje Shinmoon”, a daily newspaper published in Seoul (amended on March 21, 2014).

Making the Articles consistent with the laws and regulations in force; and general references to the relevant laws and regulations

3. Approval of the Appointment of Directors

(1) Candidate for Executive Director

Name	Term	Profile	Remarks
Ha, Sung Min	3Years

☐  Education

• B.A., Sung Kyun Kwan University (Business Administration)

☐ Career

• Chairman of the SK SUPEX Council Strategy Committee (current)

• Chairman of SK Hynix Co., Ltd. Board of Directors (current)

• President & CEO of SK Telecom (current)

Current Director

(2) Candidate for Independent Non-Executive Director

Name	Term	Profile	Remarks
Chung, Jay Young	3Years

☐ Education

• Ph.D. in Commerce, School of Commerce, Waseda University

• Master in Commerce, School of Commerce, Waseda University

• B.A., Sung Kyun Kwan University (Business Administration)

☐ Career

• Honorary Professor, Sung Kyun Kwan University (current)

• Chairman, Asia-Pacific Economics Association (current)

• Vice President, Sung Kyun Kwan University

• Independent Non-Executive Director, POSCO

• Professor of Business Administration, Sung Kyun Kwan University

Current Director

(3) Candidate for Independent Non-Executive Director

Name	Term	Profile	Remarks
Lee, Jae Hoon	3Years

☐ Education

• Ph.D. in Public Administration, Sung Kyun Kwan University

• Master in Applied Economics, University of Michigan at Ann Arbor

• Bachelor in Economics, Seoul National University

☐ Career

• President, Association of Future Strategy Forum on Energy & Resources Development (current)

• Independent Non-Executive Director, Mirae Asset Global Investments Co., Ltd. (current, to resign before March 21, 2014)

• Vice Minister for Energy and Trade, Ministry of Knowledge Economy

• Vice Minister, Ministry of Commerce, Industry and Energy

• Assistant Minister, Ministry of Commerce, Industry and Energy

New Appointment

(4) Candidate for Independent Non-Executive Director

Name	Term	Profile	Remarks
Ahn, Jae Hyeon	3Years

☐ Education

• Ph.D. in Decision Analysis, Stanford University

• Master of Science in Industrial Engineering, Seoul National University

• Bachelor of Science in Industrial Engineering, Seoul National University

☐ Career

• Professor & Vice President, College of Business, KAIST (current)

• President, Korea Media Management Association

• Senior Technical Staff Member, AT&T Bell Labs

• Consultant, Electric Power Research Institute

New Appointment

4.	Approval of the Appointment of a Member of the Audit Committee

(1) Candidate for Audit Committee Member

Name	Term	Profile	Remarks
Ahn, Jae Hyeon	3Years

☐ Education

• Ph.D. in Decision Analysis, Stanford University

• Master of Science in Industrial Engineering, Seoul National University

• Bachelor of Science in Industrial Engineering, Seoul National University

☐ Career

• Professor and Associate Dean of External Affairs, College of Business, KAIST (current)

• President, Society for Media Management

• Senior Technical Staff Member, AT&T Bell Labs

• Consultant, Electric Power Research Institute

New Appointment

5. Approval of Ceiling Amount of the Remuneration of Directors

The number of directors and total amount and maximum authorized amount of compensation of directors are as follows:

Classification	Fiscal year 2013	Fiscal year 2014
Number of directors (Number of independent non-executive directors)	8 persons (5 persons)	8 persons (5 persons)

Total amount and maximum authorized amount of compensation of directors	Won 12 billion	Won 12 billion

Forward-Looking Statement Disclaimer

The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Soo Cheol Hwang
(Signature)
Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: February 24, 2014